Exhibit C

Execution Version

RIGHT OF FIRST OFFER AGREEMENT

This RIGHT OF FIRST OFFER AGREEMENT, dated as of August 30, 2019 (this “Agreement”), is by and among Cyrus Opportunities Master Fund II, Ltd., Crescent 1, L.P., CRS Master Fund, L.P. and Cyrus Select Opportunities Master Fund, Ltd. (each, a “Stockholder” and collectively, “Stockholders”), and Investcorp BDC Holdings Limited, a company organized under the laws of the Cayman Islands (“Buyer”).

RECITALS

WHEREAS, each Stockholder is the record and beneficial owner of the number of shares of the common stock, par value $0.001 per share (the “Common Stock”), of CM Finance Inc, a Maryland corporation (the “Company”), set forth opposite its name on Exhibit A hereto (the “Shares,” together with any additional Shares or other voting securities of the Company of which such Stockholder acquires record or beneficial ownership after the date hereof as a result of a stock dividend, stock split, recapitalization, combination, reclassification, exchange or change of such shares shall be such Stockholder’s “Covered Shares”);

WHEREAS, Investcorp Credit Management US LLC (“ICM US” and together with Buyer, the “Investcorp Parties”), Stockholder, CMIP Holdings LP, an Affiliate of Stockholders, Stifel Venture Corp. (“Stifel”) and the other members of CM Investment Partners LLC, a Delaware limited liability company (the “Adviser”), have entered into that certain Interest Purchase Agreement, dated as of June 26, 2019 (the “IPA”), which provides, among other things, that upon the terms and subject to the conditions contained therein, ICM US will purchase all of the interests in the Adviser owned by CMIP Holdings LP and Stifel;

WHEREAS, Buyer and the Company have entered into a Stock Purchase and Transaction Agreement, dated as of June 26, 2019 (the “SP&TA”; terms used but not defined in this Agreement shall have the meanings ascribed to them in the SP&TA), which provides, among other things, that upon the terms and subject to the conditions contained therein, (i) a new Investment Advisory Agreement will be entered into by the Adviser and the Company at closing and (ii) Buyer will purchase a certain number of shares of Common Stock, both from the Company and third parties in open-market purchases;

WHEREAS, as a condition and inducement to the Investcorp Parties’ willingness to enter into, and consummate the transactions contemplated by, the IPA and the SP&TA, respectively (together, the “Purchase Agreements” and each, a “Purchase Agreement”), Buyer and Stockholders are entering into this Agreement; and

WHEREAS, each Stockholder acknowledges that the Investcorp Parties would not have entered into their respective Purchase Agreements, and would not consummate the transactions contemplated thereby, in the absence of such Stockholder entering into this Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Buyer and Stockholders hereby agree as follows:

1.          Right of First Offer.

(a)          General.  During the Restricted Period (as defined below), each Stockholder shall not, directly or indirectly, sell, transfer, pledge, hypothecate, gift, bequest, devise, assign or otherwise dispose of (collectively, “Transfer”) any Covered Shares, other than Permitted Transfers (as defined below), without first complying with this Section 1.

(b)          Sale Notice.  If, during the Restricted Period, a Stockholder desires to Transfer any Covered Shares other than in connection with a Permitted Transfer, then such Stockholder shall provide written notice of such desire to Buyer at least three Business Days prior to such Stockholder’s good faith estimate of when it desires to consummate a Transfer.  The written notice shall contain the following information:

(i)           the number of Covered Shares such Stockholder intends to offer for sale (the “Offered Shares”);

(ii)           the price per share at which such Stockholder intends to offer the Offered Shares, on a gross basis;

(iii)          if known, or able or permitted to be disclosed pursuant to applicable Law or contract, the identity or identities of the intended third-party purchasers; and

(iv)          any other material terms or conditions of the proposed Transfer (the “Sale Notice”).

(c)          Election Notice.  Buyer shall have three Business Days after its receipt of the Sale Notice to inform such Stockholder in writing if it desires to purchase any or all of the Offered Shares, provided that Buyer must elect to purchase no less than the lesser of (x) 90% of the Offered Shares and (y) such number of shares representing 1% of the outstanding shares of the Company’s Common Stock at such time (the “Minimum Purchase Condition”) for it to have the right to purchase any Offered Shares (any such notice, an “Election Notice”).  If Buyer timely provides an Election Notice, then Buyer shall be obligated to purchase such number of Offered Shares as Buyer sets forth in the Election Notice in accordance with the Minimum Purchase Condition (such number, the “Subject Shares”), and Stockholder shall be obligated to sell the Subject Shares to Buyer, at the same price and subject to the same material terms and conditions as described in the Sale Notice.  If Buyer fails to deliver an Election Notice to Stockholder within such three Business Day period, then Buyer shall be deemed to have elected not to purchase any of the Offered Shares.  If Buyer does not elect to purchase all of the Offered Shares, then Stockholder shall be free to sell a number of Covered Shares equal to the difference between (x) the number of Offered Shares and (y) the number of Subject Shares (such resulting number of Offered Shares, the “Excess Shares”) in accordance with Section 1(e) below.

(d)          Closing and Payment for Subject Shares.  Closing for the sale and purchase of the Subject Shares shall occur within three Business Days of Buyer’s delivery of the Election Notice to Stockholder, as such date may be agreed upon between Buyer and Stockholder.  Payment for the Subject Shares shall be in cash by wire transfer of immediately available funds.  At the closing of such sale, Stockholder shall represent and warrant in a definitive agreement that (i) the Subject Shares being sold are free and clear of all Liens, (ii) Stockholder is the record and beneficial owner of the Subject Shares and (iii) Stockholder is transferring good and valid title to the Subject Shares to Buyer.  At the closing of such sale, Buyer shall represent and warrant in a definitive agreement that (i) it is acquiring the Subject Shares for investment purposes only and not for resale, (ii) it has sufficient funds in order to consummate the purchase of the Subject Shares and (iii) that it is not relying on any representations or warranties made by Stockholder or any of its affiliates or representatives other than those contained in the definitive agreement with respect to the sale and purchase of the Subject Shares.  At such closing, Stockholder and Buyer shall execute such additional documents as are otherwise necessary or appropriate, consistent with the terms hereof.

(e)          Sale of Excess Shares.  If Buyer does not elect to purchase all of the Offered Shares pursuant to a Sale Notice, then Stockholder may sell any or all of the Excess Shares, at a gross price per share (to the purchaser(s) thereof) that is not less than 90% of the price set forth in the Sale Notice, and on the same material terms and conditions as set forth in the Sale Notice, so long as the sale is completed within 90 days after the date of the Sale Notice. If Stockholder fails to sell all of the Excess Shares within such 90-day period, Stockholder’s right thereafter to sell such unsold Excess Shares under this clause (e) shall terminate unless and until the provisions of clauses (b) and (c) above are once again complied with.

(f)          Permitted Transfers.  This Section 1 shall not apply to Covered Shares (each, a “Permitted Transfer”):

(i)          Transferred by a Stockholder to its Affiliates, provided that prior to such Transfer, such Affiliate or Affiliates, to the extent not already a party hereto, agree in writing to be bound by this Agreement;

(ii)          repurchased by the Company pursuant to its share repurchase program or another transaction otherwise approved by the Board;

(iii)          offered for sale to the public in an offering pursuant to an effective registration statement under the Securities Act of 1933, as amended (a “Public Offering”); provided, there is no understanding or intention (either on the part of Stockholder, or between Stockholder and any underwriters for such Public Offering) that in connection with such Public Offering, a single purchaser, or group of related purchasers, will purchase Covered Shares in the Public Offering representing 5% or more of the outstanding shares of Common Stock; or

(iv)          Transferred pursuant to Rule 144 (or any similar provisions then in force) under the Securities Act of 1933, as amended; provided, there is no understanding or intention that in connection with any such Transfer or Transfers, a single purchaser, or group of related purchasers, will purchase Covered Shares representing 5% or more of the outstanding shares of Common Stock.

(g)          Restricted Period.  As used herein, “Restricted Period” means from the date hereof until the earlier of:

(i)          the Adviser (or a successor thereof in which Buyer and its Affiliates own, in the aggregate, at least 50% of the equity interests) no longer serving as the investment adviser to the Company;

(ii)          Buyer and its Affiliates no longer owning, in the aggregate, at least 50% of the equity interests in the Adviser (or a successor thereof that serves as investment adviser to the Company);

(iii)          Stockholders and their Affiliates no longer owning, in the aggregate, at least 10% of the outstanding shares of the Common Stock; and

(iv)          the eighteen month anniversary of the date hereof.

2.          No Inconsistent Agreements.  Each Stockholder covenants that it has not and will not (a) enter into any legally binding agreement that would restrict, limit or interfere in any material respect with the performance of such Stockholder’s obligations hereunder or (b) take action that would make any of its representations or warranties contained herein untrue or incorrect in any material respect or have the effect of preventing or disabling it from performing its obligations under this Agreement.

3.          Termination.  This Agreement shall terminate upon the earlier of (a) the date on which Buyer and Stockholders agree in writing to terminate this Agreement, (b) the expiration of the Restricted Period and (c) the entry into a definitive agreement between Stockholders and Buyer pursuant to which Buyer will acquire all of the Covered Shares from Stockholders (the earliest such date being referred to herein as the “Termination Date”).  Upon any such termination of this Agreement, this Agreement shall no longer be in force or effect and each party hereto shall be released and discharged from its obligations hereunder and shall have no liability to any other party hereto with respect to this Agreement or such obligations; provided, however, that no termination of this Agreement shall relieve any party hereto from any liability incurred by any other party hereto as a result of an intentional breach of a material term or condition of this Agreement prior to such termination.

4.          Representations and Warranties of Stockholder.  Each Stockholder hereby represents and warrants to Buyer, severally and not jointly, as follows:

(a)          Such Stockholder is the record and beneficial owner of the Shares set forth opposite its name on Exhibit A hereto (as to each Stockholder, the “Stockholder’s Shares”), free and clear of Liens other than as created by this Agreement.  Such Stockholder has sole voting power, sole power of disposition and sole power to agree to all of the matters set forth in this Agreement, in each case with respect to all of such Stockholder’s Shares with no limitations, qualifications or restrictions on such rights, subject to applicable securities laws and the terms of this Agreement.  Other than the Stockholder’s Shares, such Stockholder does not own beneficially or of record any (i) shares of capital stock or voting securities of the Company, (ii) securities of the Company convertible into or exchangeable for shares of capital stock or voting securities of the Company or (iii) options or other rights to acquire from the Company any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company.  Other than pursuant to the Support and Voting Agreement, dated as of June 26, 2019, between Stockholders and ICM US (the “Voting Agreement”), the Stockholder’s Shares are not subject to any voting trust agreement or other contract to which such Stockholder is a party restricting or otherwise relating to the voting or Transfer (as defined below) of any of the Stockholder’s Shares.

(b)          Each Stockholder is duly organized, validly existing and in good standing under the laws of the jurisdiction of its formation and has all requisite power and authority to execute and deliver this Agreement and to perform its obligations hereunder.  The execution, delivery and performance of this Agreement by such Stockholder, the performance by such Stockholder of its obligations hereunder and the consummation by such Stockholder of the transactions contemplated hereby have been duly and validly authorized by such Stockholder and no other corporate or organizational actions or proceedings on the part of such Stockholder are necessary to authorize the execution and delivery by such Stockholder of this Agreement, the performance by such Stockholder of its obligations hereunder or the consummation by such Stockholder of the transactions contemplated hereby.  This Agreement has been duly and validly executed and delivered by such Stockholder and, assuming due authorization, execution and delivery by Buyer, constitutes a legal, valid and binding obligation of such Stockholder, enforceable against such Stockholder in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general principles of equity (regardless of whether considered in a proceeding in equity or at law).

(c)          (i) Except for any filings that Buyer and Stockholders may mutually determine to be required under the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, no filing with, and no permit, authorization, consent or approval of, any Governmental Authority is necessary on the part of such Stockholder for the execution, delivery and performance of this Agreement by such Stockholder or the consummation by such Stockholder of the transactions contemplated hereby and (ii) except as would not reasonably be expected to prevent such Stockholder from performing its obligations under this Agreement, neither the execution, delivery or performance of this Agreement by such Stockholder nor the consummation by such Stockholder of the transactions contemplated hereby nor compliance by such Stockholder with any of the provisions hereof would (A) conflict with or violate, any provision of the organizational documents of such Stockholder, (B) result in any breach or violation of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on such property or asset of such Stockholder pursuant to, any contract to which such Stockholder is a party or by which such Stockholder or any property or asset of such Stockholder is bound or affected or (C) violate any order, writ, injunction, decree, statute, rule or regulation applicable to such Stockholder or any of such Stockholder’s properties or assets.

(d)          Each Stockholder understands and acknowledges that Buyer has entered into the Purchase Agreements, and will consummate the transactions contemplated thereby, in reliance upon such Stockholder’s execution and delivery of this Agreement and the representations and warranties of such Stockholder contained herein.

5.          Representations and Warranties of Buyer.  Buyer hereby represents and warrants to Stockholders as follows:

(a)          Buyer is duly organized, validly existing and in good standing under the laws of the jurisdiction of its formation and has all requisite power and authority to execute and deliver this Agreement and to perform its obligations hereunder.  The execution, delivery and performance of this Agreement by Buyer, the performance by Buyer of its obligations hereunder and the consummation by Buyer of the transactions contemplated hereby have been duly and validly authorized by Buyer and no other corporate or organizational actions or proceedings on the part of Buyer are necessary to authorize the execution and delivery by Buyer of this Agreement, the performance by Buyer of its obligations hereunder or the consummation by Buyer of the transactions contemplated hereby.  This Agreement has been duly and validly executed and delivered by Buyer and, assuming due authorization, execution and delivery by Stockholders, constitutes a legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general principles of equity (regardless of whether considered in a proceeding in equity or at law).

(b)          (i) Except for any filings that Buyer and Stockholders may mutually determine to be required under the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, no filing with, and no permit, authorization, consent or approval of, any Governmental Authority is necessary on the part of Buyer for the execution, delivery and performance of this Agreement by Buyer or the consummation by Buyer of the transactions contemplated hereby and (ii) except as would not reasonably be expected to prevent Buyer from performing its obligations under this Agreement, neither the execution, delivery or performance of this Agreement by Buyer nor the consummation by Buyer of the transactions contemplated hereby nor compliance by Buyer with any of the provisions hereof would (A) conflict with or violate, any provision of the organizational documents of Buyer, (B) result in any breach or violation of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on such property or asset of Buyer pursuant to, any contract to which Buyer is a party or by which Buyer or any property or asset of Buyer is bound or affected or (C) violate any order, writ, injunction, decree, statute, rule or regulation applicable to Buyer or any of Buyer’s properties or assets.

6.          Further Assurances.  From time to time, at the reasonable request of Buyer and without further consideration or the incurrence of any cost or expense on the part of Stockholders, each Stockholder shall take such further action as may be reasonably necessary to consummate and make effective the transactions contemplated by this Agreement.

7.          Amendment and Modification.  This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto and signed on behalf of each party hereto and otherwise as expressly set forth herein.

8.          Waiver.  No failure or delay of any party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power.  The rights and remedies of the parties hereunder are cumulative and are not exclusive of any rights or remedies which they would otherwise have hereunder.  Any agreement on the part of a party to any such waiver shall be valid only if set forth in a written instrument executed and delivered by such party.

9.          Notices.  Each notice, request, demand or other communication under this Agreement will be in writing and will be deemed to have been duly given or made as follows:  (i) if sent by registered or certified mail in the United States, return receipt requested, then such communication will be deemed duly given and made upon receipt; (ii) if sent by nationally recognized overnight air courier (such as UPS or Federal Express), then such communication will be deemed duly given and made two Business Days after being sent; (iii) if sent by email before 5:00 p.m. (based on the time zone of the recipient) on any Business Day, then such communication will be deemed duly given and made when receipt is confirmed; (iv) if sent by email on a day other than a Business Day and receipt is confirmed, or if sent after 5:00 p.m. (based on the time zone of the recipient) on any Business Day and receipt is confirmed, then such communication will be deemed duly given and made on the Business Day following the date which receipt is confirmed; and (v) if otherwise personally delivered to a duly authorized representative of the recipient, then such communication will be deemed duly given and made when delivered to such authorized representative; provided that, in all cases, such notices, requests, demands and other communications are delivered to the address set forth below, or to such other address as any party will provide by like notice to the other parties to this Agreement:

if to Buyer, to:

Investcorp BDC Holdings Limited
c/o Investcorp Credit Management US LLC
280 Park Avenue, 36th Floor
New York, New York 10017
Attention:  Patrick Maloney
Email:  pmaloney@investcorp.com

with a copy (which shall not constitute notice) to:

Gibson, Dunn & Crutcher LLP
200 Park Avenue
New York, New York 10166
Attention:  William Rustum
Email:  wrustum@gibsondunn.com

if to Stockholder, to:

c/o Cyrus Capital Partners, L.P.
65 East 55th Street, 35th Floor
New York, New York 10022
Attention:  Svetoslav Nikov and Jennifer Pulick
Email:  snikov@cyruscapital.com and jpulick@cyruscapital.com with a copy (which shall not constitute notice) to:

Akin Gump Strauss Hauer & Feld LLP
One Bryant Park
New York, New York 10036
Attention:  Ackneil M. Muldrow III
Email:  tmuldrow@akingump.com

10.          Entire Agreement.  This Agreement represents the entire understanding of the parties hereto with reference to the subject matter hereof and supersedes any and all other oral or written agreements heretofore or theretofore made.

11.          Governing Law.  All disputes, claims or controversies arising out of or relating to this Agreement, or the negotiation, validity or performance of this Agreement, shall be governed by and construed in accordance with the Laws of the State of Delaware without regard to its rules of conflict of laws.

12.          Jurisdiction; WAIVER OF JURY TRIAL.  Each of the parties hereto hereby irrevocably and unconditionally consents to submit to the sole and exclusive jurisdiction of the Court of Chancery of the State of Delaware, or to the extent such Court does not have subject matter jurisdiction, any federal court sitting in the State of Delaware (the “Chosen Courts”) for any litigation arising out of or relating to this Agreement (and agrees not to commence any litigation relating thereto except in such courts), waives any objection to the laying of venue of any such litigation in the Chosen Courts and agrees not to plead or claim in any Chosen Court that such litigation brought therein has been brought in any inconvenient forum.  Each of the parties hereto agrees, (i) to the extent such party is not otherwise subject to service of process in the State of Delaware, to appoint and maintain an agent in the State of Delaware as such party’s agent for acceptance of legal process and (ii) that service of process may also be made on such party in accordance with the notice provisions contained in Section 9 above.  Service made pursuant to (i) or (ii) above shall have the same legal force and effect as if served upon such party personally within the State of Delaware.  EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

13.          Assignment; Successors.  Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise, by either party without the prior written consent of the other party.  Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and assigns.

14.          Enforcement.  Each party acknowledges and agrees that in the event of any breach of this Agreement, the other party would be irreparably and immediately harmed and could not be made whole by monetary damages.  It is accordingly agreed that, with respect to any such breach, (a) the non-breaching party shall be entitled, in addition to any other remedy to which it may be entitled at law or in equity, to compel specific performance of this Agreement in any action as well as such damages as may be appropriate and (b) the breaching party will waive, in any action for specific performance, the defense of adequacy of a remedy at law and any requirement for the securing or posting of any bond in connection with any such action.

15.          Severability.  If any term, provision, covenant or restriction of this Agreement is held by a Chosen Court to be invalid, void, unenforceable or against its regulatory policy, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

16.          Counterparts.  This Agreement may be executed in two or more counterparts, including by facsimile or electronic transmission, which together shall constitute a single agreement.

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IN WITNESS WHEREOF, Buyer and Stockholders have caused to be executed or executed this Agreement as of the date first written above.

INVESTCORP BDC HOLDINGS LIMITED

By: The Director Ltd.,

/s/ Toni Pinkerton
Name: Toni Pinkerton
Title: Director

[Signature Page to Right of First Offer Agreement - Cyrus]

CYRUS OPPORTUNITIES MASTER FUND II, LTD.

CRESCENT 1, L.P.

CRS MASTER FUND, L.P.

CYRUS SELECT OPPORTUNITIES MASTER FUND, LTD.

By:	Cyrus Capital Partners, L.P., as investment manager

	By:	/s/ Jennifer M. Pulick
Name: Jennifer M. Pulick
Title: Authorized Signatory

[Signature Page to Right of First Offer Agreement - Cyrus]

Exhibit A

Stockholder	No. of Shares
Cyrus Opportunities Master Fund II, Ltd.	2,077,092
Crescent 1, L.P.	717,819
CRS Master Fund, L.P.	645,274
Cyrus Select Opportunities Master Fund, Ltd.	378,001
Total	3,818,186